[redacted]

11023152

11- 00371

Form G-FIN/A

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

NOV 08 2011

REGISTRATIONS BRANCH
02

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
862996

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. [x] Comptroller of the Currency
   - B. [ ] Board of Governors of the Federal Reserve System
   - C. [ ] Federal Deposit Insurance Corporation
   - D. [ ] Office of Thrift Supervision
   - E. [ ] Securities and Exchange Commission

2. Conducts business as:
   - A. [ ] Government Securities Broker
   - B. [ ] Government Securities Dealer
   - C. [x] Government Securities Broker and Dealer

3. Filing status of notice:
   - A. [ ] Notice
   - B. [x] Amendment

JAN 26 2007
Treasury & Market Risk

4. A. Full name of the financial institution:
   AMEGY BANK NATIONAL ASSOCIATION

   B. Address of principal office of financial institution:
   4400 POST OAK PARKWAY HOUSTON, TEXAS 77027

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
JOHN TIMOTHY SNIDER JR.	VICE PRESIDENT	(713) 232-1725

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [x] Yes B. [ ] No

(If yes, provide addresses and describe activities.)

4400 POST OAK PARKWAY HOUSTON TX 77027 CRD# 213857
3400 AVENUE H ROSENBERG TX 77471 CRD# 134924
6823 W. NORTHWEST HIGHWAY DALLAS TX 75225 CRD# 134956
4576 RESEARCH FOREST DRIVE THE WOODLANDS TX 77381 CRD# 134922

INDIVIDUAL NAME: Catherine Elizabeth Novak	SSN: 460-19-9947
INDIVIDUAL CRD #: 4082658	FIRM CRD #: TSSB FILE 25640

9. IDENTIFYING INFORMATION/NAME CHANGE

FIRST NAME: Catherine	MIDDLE NAME: Elizabeth	LAST NAME: Novak	SUFFIX:
DATE OF BIRTH (MM/DD/YYYY): 07/17/1971	STATE/PROVINCE OF BIRTH: TEXAS	COUNTRY OF BIRTH: USA	SEX: ○ MALE ◉ FEMALE
HEIGHT (FT): 5	HEIGHT (IN): 4 · WEIGHT (LBS): 120	HAIR COLOR: Brown or Auburn	EYE COLOR: Brown

10. OTHER NAMES

Enter all other names that you have used or are using, or by which you are known or have been known, other than your legal name, since the age of 18. This field should include, for example, nicknames, aliases, and names used before or after marriage.

FIRST NAME	MIDDLE NAME	LAST NAME	SUFFIX
Catherine	Elizabeth	Frederick	
Leisa		Novak	